HSBC ◨

November 2013
Free Writing Prospectus
Registration Statement No. 333-180289
Dated November 6, 2013
Filed Pursuant to Rule 433

Trigger Jump Securities Based on the Level of the S&P 500® Index, due November 14, 2018

Principal at Risk Securities

The Trigger Jump Securities, which we refer to as the securities, will offer the opportunity to earn a return based on the level of the S&P 500® Index. Unlike ordinary debt securities, the securities do not pay interest and do not guarantee the return of any principal at maturity. Instead, if the final level on the valuation date is greater than the initial level, you will receive, in addition to the principal amount, a positive return on the securities equal to the greater of (1) the upside payment and (2) the product of (a) the stated principal amount of $10, (b) the index performance factor and (c) the leverage factor (as each term is defined below). The actual upside payment will be determined on the pricing date, and will be at least $3.15 per security (31.50% of the principal amount). If the final level is *less than* or equal to the initial level, but greater than or equal to the trigger level, you will receive the stated principal amount of the securities. However, if the final level is less than the trigger level, you will receive a payment that is less than the stated principal amount by an amount that is proportionate to the percentage decrease in the final level from the initial level. This amount will be less than $6.50 per $10 in stated principal amount of the securities, and could be zero. **Accordingly, investors may lose their entire initial investment in the securities. The securities are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income and appreciation above the fixed upside payment in exchange for the upside payment that applies to a limited range of the performance of the underlying index. All payments on the securities are subject to the credit risk of HSBC.**

SUMMARY TERMS	
Issuer:	HSBC USA Inc.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	November 8, 2013
Original issue date:	November 14, 2013 (3 business days after the pricing date).
Maturity date:	November 14, 2018, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement
Payment at maturity:	• If the final level is *greater than* the initial level: $10 + the greater of (1) the upside payment and (2) the product of (a) $10, (b) the index performance factor and (c) the leverage factor • If the final level is *less than or equal to* the initial level and *greater than or equal to* the trigger level: $10 • If the final level is *less than* the trigger level: $10 × index performance factor *This amount will be less than $6.50 per $10 in stated principal amount of the securities, and could be zero. You may lose all of your investment.*
Interest:	None
Upside payment:	At least $3.15 per security (31.50% of the stated principal amount). The actual upside payment will be determined on the pricing date.
Index performance factor:	(final level-initial level) / initial level
Leverage factor:	100%
Initial level:	The closing level of the underlying index on the pricing date
Final level:	The closing level of the underlying index on the valuation date
Trigger level:	65% of the initial level
Closing level:	The official closing level of the underlying index on any scheduled trading day, as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page "SPX <INDEX>", or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Valuation date:	November 8, 2018, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Estimated initial value:	The estimated initial value of the securities will be less than the price you pay to purchase the securities. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects the implied borrowing rate we pay to issue market-linked securities, which is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities, and the value of the embedded derivatives in the securities. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates.
CUSIP:	40434B792
ISIN:	US40434B7929
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Additional Information about the Trigger Jump Securities—Additional Provisions—Supplemental plan of distribution (conflicts of interest)."

Commissions and issue price:	Price to Public	Agent's Commissions[1]	Proceeds to Issuer
Per security	$10	$	$
Total	$	$	$

[1] HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $0.30 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $0.30 for each security they sell. See "Additional Information about the Trigger Jump Securities—Additional Provisions—Supplemental plan of distribution (conflicts of interest)" on page 12 of this free writing prospectus.

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the securities.
The estimated initial value of the securities on the pricing date is expected to be between $9.40 and $9.70 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 5 of this document for additional information.

An investment in the securities involves certain risks. See "Risk Factors" beginning on page 5 of this free writing prospectus, page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC"), nor any state securities commission has approved or disapproved the securities, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see "Additional Information about the Trigger Jump Securities" beginning on page 11 of this free writing prospectus.

   The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

   The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

   The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks, including possible loss of the principal amount invested due to the credit risk of HSBC.

Investment Summary

Trigger Jump Securities

Principal at Risk Securities

The Trigger Jump Securities Based on the Level of the S&P 500® Index, due November 14, 2018 (the "securities") can be used:

- As an alternative to direct exposure to the underlying index that provides a minimum positive return of at least 31.50% (to be determined on the pricing date) if the underlying index has appreciated at all as of the valuation date, and offers an uncapped 1 to 1 participation in any increase in the level of the underlying index if the final level is greater than the initial level by more than 31.50%.

- To enhance returns and potentially outperform the underlying index in a moderately bullish scenario.

- To obtain limited protection against the loss of principal if the final level is less than the initial level, but only so long as the final level is greater or equal to the trigger level.

The securities are exposed on a 1 to 1 basis to any percentage decline of the final level beyond the trigger level. Accordingly, investors may lose their entire initial investment in the securities.

Maturity:	Approximately five years
Payment at maturity:	• If the final level is greater than the initial level: $10 + the greater of (1) the upside payment and (2) the product of (a) $10, (b) the index performance factor and (c) the leverage factor • If the final level is less than or equal to the initial level and greater than or equal to the trigger level: $10 • If the final level is less than the trigger level: $10 × index performance factor
Upside payment:	At least $3.15 per security (31.50% of the stated principal amount). The actual upside payment will be determined on the pricing date.
Leverage factor:	100%
Trigger level:	65% of the initial level
Interest:	None
Minimum payment at maturity:	None. Investors may lose their entire initial investment in the securities.

Key Investment Rationale

This approximately five-year investment does not pay interest but offers a positive return of at least 31.50% (to be determined on the pricing date) if the final level on the valuation date is greater than the initial level. The actual upside payment will be determined on the pricing date. If the final level is less than or equal to the initial level, but greater than or equal to the trigger level, you will receive the stated principal amount of the securities. However, if the final level is less than the trigger level, the payment at maturity will be less than $6.50 per $10 in stated principal amount of the securities, and could be zero. **Accordingly, investors may lose their entire initial investment in the securities.**

Upside Scenario	*The final level value is greater than the initial level.* In this scenario, we will pay $10 plus the greater of (1) the upside payment and (2) the product of (a) $10, (b) the index performance factor, and (c) the leverage factor. The upside payment will be at least $3.15 per security (31.50% of the stated principal amount) and will be determined on the pricing date.
Par Scenario	*The final level is equal to or less than the initial level and greater than or equal to the trigger level.* In this scenario, the payment at maturity for each security will be equal to the stated principal amount of $10 per security.
Downside Scenario	*The final level is less than the trigger level.* In this scenario, we will pay less than the stated principal amount of $10 per security by an amount proportionate to the decrease in the level of the underlying index from the initial level (*e.g.*, a 40% depreciation in the underlying index will result in the payment at maturity of $6 per security). There is no minimum payment at maturity.

How the Trigger Jump Securities Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the securities for a range of hypothetical percentage changes in the underlying index. The diagram is based on the following terms:

Stated principal amount:	$10 per security
Hypothetical upside payment:	$3.15 (31.50% of the stated principal amount)
Leverage factor:	100%
Trigger level:	65% of the initial level
Minimum payment at maturity:	None



Trigger Jump Securities Payoff Diagram

How it works

- **Upside Scenario**: If the final level is **greater than** the initial level, the payment at maturity on the securities is $10 plus the greater of (1) the upside payment and (2) the product of (a) $10, (b) the index performance factor, and (c) the leverage factor. Under the hypothetical terms of the securities, an investor would receive a payment at maturity equal to $13.15 per security if the final level is greater than the initial level by no more than 31.50%, and would receive $10 plus an amount that represents a 1 to 1 participation in any increase in the level of the underlying index if the final level is greater than the initial level by more than 31.50%. The actual upside payment will be determined on the pricing date.

- **Par Scenario**: If the final level is **less than or equal to the** initial level and **greater than or equal to** the trigger level, an investor would receive the stated principal amount of $10 per security at maturity.

- **Downside Scenario:** If the final level is **less than the** trigger level, the payment at maturity will be less than the stated principal amount of $10 per security by an amount that is proportionate to the percentage decrease in the final level from the initial level. For example, if the underlying index decreased by 45%, the payment at maturity would be $5.50 per security (55% of the stated principal amount). There is no minimum payment at maturity on the securities.

Risk Factors

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page S-1 of the Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in the underlying index. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the securities described in the following sections of the Equity Index Underlying Supplement:

> "— Risks Relating to All Note Issuances" in the prospectus supplement; and

> "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **The securities do not pay interest or guarantee return of principal.** The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest or guarantee payment of the principal amount at maturity. At maturity, you will receive for each $10 stated principal amount of securities that you hold, an amount in cash based on the final level. If the final level is less than the trigger level, you will receive for each security that you hold a payment at maturity that is less than the stated principal amount of each security by an amount proportionate to the decrease in the closing level of the underlying index, and in this scenario, you will lose money on your investment. **You may lose up to 100% of the stated principal amount of the securities.**

- **The market price of the securities will be influenced by many unpredictable factors.** Many factors will influence the value of the securities in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the securities in the secondary market, including: the value, volatility and dividend yield, as applicable, of the underlying index and the its component securities, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The level of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per security if you sell your securities prior to maturity.

- **Investing in the securities is not equivalent to investing in the underlying index.** Investing in the securities is not equivalent to investing in the underlying index or its component securities. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities comprising the underlying index.

- **The amount payable on the securities is not linked to the level of the underlying index at any time other than the valuation date.** The final level will be based on the closing level of the underlying index on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the underlying index increases prior to the valuation date but then decreases as of the valuation date to below the trigger level, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the level of the underlying index prior to the valuation date. Although the actual level of the underlying index on the stated maturity date or at other times during the term of the securities may be higher than the final level, the payment at maturity will be based solely on the closing level of the underlying index on the valuation date.

- **Adjustments to the underlying index could adversely affect the value of the securities.** S&P Dow Jones Indices LLC, the sponsor of the underlying index, may add, delete or substitute the stocks comprising the underlying index. In addition, the sponsor of the underlying index may make other methodological changes that could change the level of the underlying index. Further, the sponsor of the underlying index may discontinue or suspend calculation or publication of the underlying index at any time. Any such actions could affect the value of and the return on the securities.

- **Credit risk of HSBC USA Inc.** The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities and could lose your entire investment.

- **The securities will not be listed on any securities exchange and secondary trading may be limited.** The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because we do not expect that other broker dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

- **The estimated initial value of the securities, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any**. The estimated initial value of the securities will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

- **The price of your securities in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities, the underwriting discount and the costs associated with structuring and hedging our obligations under the securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the underlying index and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 12 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the securities based on changes in market conditions and other factors that cannot be predicted.

- **Hedging and trading activity by our affiliates could potentially affect the value of the securities.** One or more of our affiliates expect to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying index or its component securities), including trading in the component securities as well as in other instruments related to the underlying index. Some of our affiliates also trade the component securities and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index level. Such hedging or trading activities during the term of the securities, including on the valuation date, could adversely affect the level of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity, if any.

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.** As calculation agent, HSBC or one of its affiliates will determine the initial level, the trigger level and the final level, including whether the level of the underlying index has decreased to or below the trigger level, and will calculate the amount of cash, if any, you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or the calculation of the final level in the event of a discontinuance of the underlying index, may adversely affect the payout to you at maturity, if any. Although the calculation agent will make all determinations and take all action in relation to the securities in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your securities. The calculation agent is under no obligation to consider your interests as a holder of the securities in taking any actions, including the determination of the initial level, that might affect the value of your securities.

- **The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

- **The U.S. federal income tax consequences of an investment in the securities are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Additional Provisions – Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

The S&P 500® Index

The S&P 500® Index is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The top 5 industry groups by market capitalization as of November 1, 2013 were: Information Technology, Financials, Health Care, Consumer Discretionary, and Industrials.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the underlying index.

For more information about the S&P 500® Index, see "The S&P 500® Index" beginning on page S-6 of the accompanying Equity Index Underlying Supplement.

Information as of market close on November 1, 2013:

Bloomberg Ticker Symbol:	SPX
Current Closing Level:	1,761.64
52 Weeks Ago:	1,412.16
52 Week High (on 10/30/2013):	1,755.22
52 Week Low (on 11/16/2012):	1,343.35

The following graph sets forth the historical performance of the S&P 500® Index based on the daily historical closing levels from November 1, 2008 through November 1, 2013. The closing level for the S&P 500® Index on November 1, 2013 was 1,761.64. We obtained the closing levels below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical levels of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500® Index on the valuation date.

**S&P 500® Index
Daily Closing Level
November 1, 2008 to November 1, 2013**



License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500® Index is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the S&P 500® Index to track general market performance. S&P Dow Jones Indices's only relationship to HSBC with respect to the S&P 500® Index is the licensing of the S&P 500® Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The S&P 500® Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the securities. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the S&P 500® Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the S&P 500® Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by HSBC, but which may be similar to and competitive with the securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P 500® Index. It is possible that this trading activity will affect the value of the S&P 500® Index and the securities.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES

Additional Information About the Trigger Jump Securities

Please read this information in conjunction with the other terms set forth in this document.

Additional Provisions	
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	40434B792
ISIN:	US40434B7929
Minimum ticketing size:	$1,000/100 securities
Tax considerations:	There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities is uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities could be treated as pre-paid executory contracts with respect to the underlying index. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the securities as pre-paid executory contracts with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the securities for more than one year at such time for U.S. federal income tax purposes.
	We will not attempt to ascertain whether any of the entities whose stock is included in the underlying index would be treated as a passive foreign investment company (a "PFIC") or United States real property holding corporation (a "USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the underlying index were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the underlying index and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the underlying index is or becomes a PFIC or a USRPHC.
	In Notice 2008-2, the Internal Revenue Service and the U.S. Treasury Department requested comments as to whether the purchaser of certain securities (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a security is required to accrue income in respect of the security prior to the receipt of payments under the security or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of a security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities.
	Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment or deemed payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the security.
	For a further discussion of U.S. federal income tax consequences related to the securities, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Business day:	A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment when offices or settlement systems are closed:	If any payment is due on the securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.
Events of default and acceleration:	If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the valuation date for purposes of determining the final level. If a market disruption event exists with respect to the underlying index on that scheduled trading day, then the accelerated valuation date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities — Events of Default" in the accompanying prospectus. |
| **Supplemental plan of distribution (conflicts of interest):** | Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of up to $0.30 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Wealth Management as a fixed sales commission of up to $0.30 for each security they sell.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement. |
| **Where you can find more information:** | This free writing prospectus relates to an offering of securities linked to the underlying index identified on the cover page. The purchaser of the securities will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the underlying index identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the underlying index or any component security included in the underlying index or as to the suitability of an investment in the securities.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

The Equity Index Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

The prospectus supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

The prospectus at:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm |